UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE l3D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*



                        Silicon Storage Technology, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, No Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    827057100
--------------------------------------------------------------------------------
                                 (CUSIP Number)
                                                     with a copy to:
     Stephen Feinberg                                Robert G. Minion, Esq.
     c/o Cerberus Capital Management, L.P.           Lowenstein Sandler PC
     299 Park Avenue                                 1251 Avenue of the Americas
     22nd Floor                                      18th Floor
     New York, NY 10171                              New York, NY 10020
     (212) 891-2100                                  (973) 597-2424

--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 19, 2010
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.      827057100
--------------------------------------------------------------------------------
  1) Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

                 Stephen Feinberg
--------------------------------------------------------------------------------
  2)   Check the Appropriate Box if a Member of a Group (See Instructions):
             (a)                  Not
             (b)               Applicable
--------------------------------------------------------------------------------
  3)   SEC Use Only

--------------------------------------------------------------------------------
  4)   Source of Funds (See Instructions):  OO
--------------------------------------------------------------------------------
  5) Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

                 Not Applicable
--------------------------------------------------------------------------------
  6)   Citizenship or Place of Organization:    United States
--------------------------------------------------------------------------------

        Number of                     7) Sole Voting Power:                    0
                                         ---------------------------------------
        Shares Beneficially           8) Shared Voting Power:        24,406,847*
                                         ---------------------------------------
        Owned by
        Each Reporting                9) Sole Dispositive Power:               0
                                         ---------------------------------------
        Person With                  10) Shared Dispositive Power:   24,406,847*
                                         ---------------------------------------
--------------------------------------------------------------------------------
 11)  Aggregate Amount Beneficially Owned by Each Reporting Person:

                 24,406,847*
--------------------------------------------------------------------------------
 12)  Check if  the Aggregate  Amount in Row (11) Excludes  Certain Shares  (See
      Instructions):      Not Applicable
--------------------------------------------------------------------------------
 13)  Percent of Class Represented by Amount in Row (11):     25.5%*
--------------------------------------------------------------------------------
 14)  Type of Reporting Person (See Instructions):     IA, IN
--------------------------------------------------------------------------------
* Based upon the information set forth in the proxy statement on Schedule 14A of Silicon Storage Technology, Inc. (the "Company") as filed with the Securities and Exchange Commission on February 17, 2010, there were 95,854,157 shares of common stock, no par value (the "Shares"), of the Company issued and outstanding as of February 2, 2010. On December 28, 2009, Cerberus Capital Management, L.P. ("CCM") entered into a binding term sheet (the "CCM Agreement") with Bing Yeh, the Executive Chairman and Chief Executive Officer of the Company. The CCM Agreement was entered into in connection with a potential acquisition of the Company by an affiliate of CCM ("CCM Affiliate") through a proposed cash merger, whereby a subsidiary of CCM Affiliate would merge with and into the Company with the Company as the surviving entity and a wholly-owned subsidiary of CCM Affiliate. Pursuant to the CCM Agreement, CCM may be deemed to have certain shared power to vote and shared power to direct the disposition of the 10,762,583 Shares that are the subject of the CCM Agreement. On February 19, 2010, Sun Acquisition Holdings, LLC, which is owned by one or more funds and accounts affiliated with CCM, entered into a voting agreement (the "Voting Agreement") with Lloyd I. Miller, III, Riley Investment Management LLC, Bryant
R. Riley, Dialectic Capital Partners LP, Dialectic Offshore, Ltd., Dialectic Antithesis Partners, LP, Dialectic Antithesis Offshore, Ltd., Dialectic Capital Management, LLC, John Fichthorn and Luke Fichthorn. The Voting Agreement was entered into in connection with a potential transaction whereby an affiliate of CCM would acquire voting control of the Company through a leveraged capitalization of the Company. Pursuant to the terms of the Voting Agreement,

Sun Acquisition Holdings, LLC may be deemed to have certain shared power to vote and shared power to direct the disposition of the 13,644,264 Shares that are the subject of the Voting Agreement. Stephen Feinberg, through one or more entities, possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company beneficially owned by CCM and Sun Acquisition Holdings, LLC. As a result, Mr. Feinberg may be deemed to beneficially own 24,406,847 Shares. Neither the filing of this Schedule 13D Amendment No. 1 nor any of its contents shall be deemed to constitute an admission by Mr. Feinberg or any other person that he or it is the beneficial owner of any of the Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

This Amendment No. 1 ("Amendment No. 1") amends and supplements the Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission (the "SEC") by Stephen Feinberg on January 7, 2010. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D, unless otherwise defined herein.



Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          Item 3 is hereby amended by adding the following paragraph after the first paragraph thereof:

          On February 19, 2010, Sun Acquisition Holdings, LLC, which is owned by one or more funds and accounts affiliated with CCM, entered into a voting agreement (the "Voting Agreement") with Lloyd I. Miller, III, Riley Investment Management LLC, Bryant R. Riley, Dialectic Capital Partners LP, Dialectic Offshore, Ltd., Dialectic Antithesis Partners, LP, Dialectic Antithesis Offshore, Ltd., Dialectic Capital Management, LLC, John Fichthorn and Luke Fichthorn (collectively, the "Full Value Committee"), which is incorporated by reference herein as Exhibit 2 hereto. As a result of the terms of the Voting Agreement, Mr. Feinberg may be deemed to beneficially own 13,644,264 Shares.


Item 4.   Purpose of Transaction.
          ----------------------

          Item 4 is hereby amended by adding the following paragraph after the first paragraph thereof:

          The Voting Agreement, which is described in Item 6 of this Amendment No. 1, was entered into in connection with a potential transaction (the "Proposed Transaction") whereby Cerberus would acquire voting control of the Company. The Proposed Transaction would consist of: (i) the Company selling to Sun Acquisition Holdings, LLC 45,000 shares of new convertible participating preferred stock (the "Purchase") representing, as of the closing of the Purchase, 58% of the outstanding Shares on an as converted fully diluted basis, pursuant to a securities purchase agreement (the "Purchase Agreement") to be entered into by Sun Acquisition Holdings, LLC and the Company, (ii) Cerberus providing a new $75 million credit facility, consisting of a $50 million term loan and a $25 million subordinated loan (the "Credit Facility"), to the Company, (iii) the Company using the proceeds from the Purchase and funds available under the Credit Facility to provide existing common stockholders with a cash dividend of $2.62 per Share, and (iv) Cerberus thereafter commencing a tender offer for any and all outstanding Shares at a price of $0.38 per Share, whereby any Shares not tendered would remain outstanding. Pursuant to the terms of the Voting Agreement, the Full Value Committee agreed to vote the 13,644,264 Shares subject to the Voting Agreement (i) in favor of the Purchase and the Purchase Agreement, and (ii) against any alternative acquisition proposal, any change in a majority of the persons who constitute the Company's board of directors, any action or agreement that would result in a breach in any respect of any covenant, representation, or warranty or any obligation or agreement of the Company under the Voting Agreement or the Purchase Agreement, or which could reasonably be expected to impede, interfere with, materially delay, materially postpone or materially adversely affect the closing of the transactions contemplated by the Purchase Agreement. Also, pursuant to the terms of the Voting Agreement, the Full Value Committee agreed not to (i) solicit, initiate, encourage or take, directly or indirectly, any other action designed to facilitate any alternative acquisition proposal or participate in any discussions or negotiations regarding any alternative acquisition proposal, (ii) offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to, or consent to the offer for sale, sale, transfer, tender, pledge, encumbrance, assignment or other disposition of, the 13,644,264 Shares subject to the Voting Agreement, (iii) grant any proxy or power of attorney, or deposit the 13,644,264 Shares subject to the Voting Agreement into a voting trust or enter into a voting agreement or arrangement with respect to the 13,644,264 Shares subject to the Voting Agreement, or (iv) take any other action that would make any representation or warranty of the Full Value Committee contained in the Voting Agreement untrue or incorrect in any material respect or have the effect of preventing the Full Value Committee from performing its obligations under the Voting Agreement.


Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Item 5 is hereby amended by deleting it in its entirety and replacing it with the following:

          Based upon the information set forth in the Company's proxy statement on Schedule 14A as filed with the Securities and Exchange Commission on February 17, 2010, there were 95,854,157 Shares issued and outstanding as of February 2, 2010. Pursuant to the terms of the CCM Agreement, CCM may be deemed to have certain shared power to vote and shared power to direct the disposition of the 10,762,583 Shares that are the subject of the CCM Agreement. Pursuant to the terms of the Voting Agreement, Sun Acquisition Holdings, LLC may be deemed to have certain shared power to vote and shared power to direct the disposition of the 13,644,264 Shares that are the subject of the Voting Agreement. Stephen Feinberg, through one or more entities, possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company beneficially owned by CCM and Sun Acquisition Holdings, LLC. As a result, as of the filing date of this Amendment No. 1, for the purposes of Reg. Section 240.13d-3, Mr. Feinberg may be deemed to beneficially own 24,406,847 Shares, or 25.5% of the Shares deemed issued and outstanding as of that date.

          Neither the filing of this Amendment No. 1 nor any of its contents shall be deemed to constitute an admission by Mr. Feinberg or any other person that he or it is the beneficial owner of any of the Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

          Other than the transactions described in this Amendment No. 1, during the sixty days on or prior to the filing date of this Amendment No. 1, there were no transactions effected in the Shares, or securities convertible into, exercisable for or exchangeable for the Shares, by Mr. Feinberg or any person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
          ----------------------------------------------------------------------

          Item 6 is hereby amended by adding the following two paragraphs immediately after the first paragraph thereof:

          Pursuant to the Voting Agreement, the Full Value Committee agreed to vote the 13,644,264 Shares subject to the Voting Agreement (i) in favor of the Purchase and the Purchase Agreement, and (ii) against any alternative acquisition proposal, any change in a majority of the persons who constitute the Company's board of directors, any action or agreement that would result in a breach in any respect of any covenant, representation, or warranty or any obligation or agreement of the Company in the Voting Agreement or the Purchase Agreement, or which could reasonably be expected to impede, interfere with, materially delay, materially postpone or materially adversely affect the closing of the transactions contemplated by the Purchase Agreement. Also, pursuant to the terms of the Voting Agreement, the Full Value Committee agreed not to (i) solicit, initiate, encourage or take, directly or indirectly, any other action designed to facilitate any alternative acquisition proposal or participate in any discussions or negotiations regarding any alternative acquisition proposal,
(ii) offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to, or consent to the offer for sale, sale, transfer, tender, pledge, encumbrance, assignment or other disposition of, the 13,644,264 Shares subject to the Voting Agreement, (iii) grant any proxy or power of attorney, or deposit the 13,644,264 Shares subject to the Voting Agreement into a voting trust or enter into a voting agreement or arrangement with respect to the 13,644,264 Shares subject to the Voting Agreement, or (iv) take any other action that would make any representation or warranty of the Full Value Committee contained in the Voting Agreement untrue or incorrect in any material respect or have the effect of preventing the Full Value Committee from performing its obligations under the Voting Agreement.

          The obligations of the Full Value Committee set forth in the Voting Agreement terminate upon the first to occur of the closing of the transactions contemplated by the Purchase Agreement or the termination of the Voting Agreement pursuant to its terms. The Voting Agreement terminates upon the earlier of (a) the six month anniversary of the date of the Voting Agreement,
(b) the closing of the transactions  contemplated by the Purchase Agreement, and
(c) the date on which either (i) Sun Acquisition Holdings, LLC notifies the Full Value Committee in writing that it has withdrawn from pursuing any merger, consolidation, business combination, or other similar transaction involving the

Company  or  (ii)  two  business  days  following  the  date of  receipt  by Sun
Acquisition Holdings, LLC of written notice from the Full Value Committee claiming that Sun Acquisition Holdings, LLC has withdrawn from pursuing any merger, consolidation, business combination, or other similar transaction involving the Company, provided that the Voting Agreement shall not terminate if prior to the expiration of the two business day period Sun Acquisition Holdings, LLC provides written notice to the Full Value Committee disputing the Full Value Committee's claim that is has so withdrawn and evidence that Sun Acquisition Holdings, LLC has not withdrawn.


Item 7.   Material to be Filed as Exhibits.
          --------------------------------

          Item 7 is hereby amended by adding the following exhibit:

          2. Voting Agreement, dated as of February 19, 2010, between Sun Acquisition Holdings, LLC and Lloyd I. Miller, III, Riley Investment Management LLC, Bryant R. Riley, Dialectic Capital Partners LP, Dialectic Offshore, Ltd., Dialectic Antithesis Partners, LP, Dialectic Antithesis Offshore, Ltd., Dialectic Capital Management, LLC, John Fichthorn and Luke Fichthorn.

                                    Signature
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                        February 22, 2010


                                        /s/ Stephen Feinberg
                                        ----------------------------------------
                                        Stephen  Feinberg,  on  behalf  of Craig
                                        Court,  Inc.,  the  managing  member  of
                                        Craig Court GP, LLC, the general partner
                                        of Cerberus Capital Management, L.P.



      Attention: Intentional misstatements or omissions of fact constitute
               Federal criminal violations (See 18 U.S.C. 1001).

                                                                       EXHIBIT 2

                                                                  EXECUTION COPY


                                VOTING AGREEMENT

          THIS VOTING AGREEMENT (this "Agreement"), dated as of February [__], 2010, by and between Sun Acquisition Holdings, LLC, a Delaware limited liability company ("Purchaser") and Lloyd I. Miller, III ("Mr. Miller"), Riley Investment Management LLC, a Delaware limited liability company ("RIM"), Bryant R. Riley, Dialectic Capital Management, LLC, a Delaware limited liability company,
Dialectic  Capital  Partners,  LP, a  Delaware  limited  partnership,  Dialectic
Offshore, Ltd., a Cayman Islands exempted company, Dialectic Antithesis Partners, LP, a Delaware limited partnership, Dialectic Antithesis Offshore, Ltd., a Cayman Islands exempted company, John Fichthorn and Luke Fichthorn (collectively, the "Committee", and individually, each a "Committee Member"). Defined terms used but not defined herein shall have the meanings set forth in the Purchase Agreement (as defined below).

                                    RECITALS:

          WHEREAS, Purchaser intends to submit a proposal (the "Proposal")to enter into a Securities Purchase Agreement (the "Purchase Agreement") with Silicon Storage Technology, Inc., a California corporation (the "Company"), pursuant to which, among other things, the Company will issue and sell to the Purchaser and the Purchaser will acquire and purchase (the "Purchase") 45,000 Convertible Preferred Shares (the "Preferred Shares") of the Company, on the terms and conditions to be set forth in the Purchase Agreement;

          WHEREAS, as of the date hereof, the members of the Committee are the Beneficial Owners (as hereinafter defined) of the Existing Shares (as hereinafter defined) of the common stock, no par value, of Company (the "Company Common Stock"); and

          WHEREAS, as inducement and a condition to submitting the Proposal, Purchaser has required the Committee to agree, and the Committee has agreed, to enter into this Agreement.

          NOW, THEREFORE, in consideration of the foregoing and the mutual premises, representations, warranties, covenants and agreements contained herein, the parties hereto, intending to be legally bound hereby, agree as follows:

          Section 1. Certain Definitions. As used herein, the following terms have the meanings set forth below:

          (a) "Affiliate" shall have the meaning set forth in Rule 12b-2 of the Exchange Act.

          (b) "Beneficially Own" or "Beneficial Ownership" with respect to any securities means having (i) "beneficial ownership" of such securities as determined pursuant to Rule 13d-3(a) under the Securities Exchange Act of 1934, as amended (the "Exchange Act") or (ii) shared voting and dispositive power over. Without duplicative counting of the same securities by the same holder, securities Beneficially Owned by a Person include securities Beneficially Owned by all other Persons with whom such Person would constitute a "group" within the meaning of Section 13(d) of the Exchange Act with respect to the securities of the same issuer.

          (c) "Existing Shares" means an aggregate of 13,644,264 shares of the Company Common Stock Beneficially Owned in the aggregate by the Committee as of the date hereof. For the purposes of this Agreement, Existing Shares does not include (i) the shares of the Company Common Stock held by Trust A-4 and reported by Lloyd I. Miller III on Schedule 13D (the "A-4 Shares") or (ii) 409,876 shares held by investment advisory clients of RIM. In the event of a stock dividend or distribution, or any change in the Company Common Stock by reason of any stock dividend, split-up, recapitalization, combination, exchange of share or the like other than pursuant to the transactions contemplated by the Purchase Agreement, the term "Existing Shares" will be deemed to refer to and include the shares of the Company Common Stock as well as all such stock dividends and distributions and any shares into which or for which any or all of the Securities (as defined below) may be changed or exchanged and appropriate adjustments shall be made to the terms and provisions of this Agreement.

          (d) "Person" shall mean and include an individual, a partnership (general or limited), a joint venture, a corporation, a trust, an estate, a limited liability company, an association, a joint-stock company, an unincorporated organization or other entity and a Governmental Authority, government or other department or agency thereof.

          (e) "Securities" means the Existing Shares together with any shares of the Company Common Stock or other securities of the Company acquired by Stockholder in any capacity after the date hereof and prior to the termination of this Agreement whether upon the exercise of options, warrants or rights, the conversion or exchange of convertible or exchangeable securities, or by means of purchase, dividend, distribution, split-up, recapitalization, combination, exchange of shares or the like, gift, bequest, inheritance or as a successor in interest in any capacity or otherwise.

          Section 2. Representation and Warranties of the Committee. Each member of the Committee represents and warrants to Purchaser as follows:

          (a) Ownership of Shares. The members of the Committee are the Beneficial Owner of (i) the Existing Shares set forth opposite such Committee member's name on Schedule 1, and (ii) options or other rights to purchase the number of shares of Company Common Stock set forth opposite such Committee member's name on Schedule 1. Other than the A-4 Shares, on the date hereof, the Existing Shares constitute all of the shares of the Company Common Stock owned of record or Beneficially Owned by Stockholder. There are no outstanding options or other rights to acquire from any Committee member or obligations of any Committee Member to sell or to acquire, any shares of the Company Common Stock. Other than the A-4 Shares and certain shares of the Company Common Stock held by RIM's investment advisory clients over which RIM has shared voting and dispositive power, each Committee Member has sole voting power and sole power to issue instructions with respect to the matters set forth in Sections 5 and 6 hereof, sole power of disposition, sole power of conversion, sole power to demand appraisal rights and sole power to agree to all of the matters set forth in this Agreement, in each case with respect to all of the Existing Shares and any other Securities owned by or hereafter acquired by any Committee member with no limitations, qualifications or restrictions on such rights subject to applicable securities laws and the terms of this Agreement.

          (b) Power; Binding Agreement. Each Committee Member has the legal capacity, power and authority to enter into and perform all of each Committee Member's obligations under this Agreement. This Agreement has been duly and validly executed and delivered by the Committee and, assuming due and valid authorization, execution and delivery thereof by the other parties hereto, is a valid and binding agreement of each Committee Member enforceable against each Committee Member in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency or other similar laws, now or hereafter in effect, affecting creditors' rights generally, and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

          (c) No Conflicts. Except as contemplated by the Purchase Agreement, and except for the filing of a Schedule 13D under the Exchange Act (a "Schedule 13D") by each of the Committee and the Purchaser, no filing with, and no permit, authorization, consent or approval of, any Governmental Authority is necessary for the execution and delivery of this Agreement by the Committee and the consummation by the Committee of the transactions contemplated hereby, none of the execution and delivery of this Agreement by the Committee, the consummation by the Committee of the transactions contemplated hereby or compliance by the Committee with any of the provisions hereof shall (i) conflict with or result in any breach of any organizational documents applicable to each Committee Member, if any, (ii) result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any third party right of termination, cancellation, material modification or acceleration) under any of the terms, conditions or provisions of any note, loan agreement, bond, mortgage, indenture, license, contract, commitment, arrangement, understanding, agreement or other instrument or obligation of any kind, to which any Committee Member is a party or by which any Committee Member or any of his properties or assets may be bound, or (iii) violate any order, writ, injunction, decree, judgment, order, statute, rule or regulation applicable to any Committee Member or any of the Committee Member's properties or assets.

          (d) No Encumbrance. Except as permitted by this Agreement, the Existing Shares of the Committee are now and, at all times during the term hereof, and the Securities will be, held by the Committee, or by a nominee or custodian for the benefit of a Committee Member, free and clear of all mortgages, claims, charges, liens, security interests, pledges or options, proxies, voting trusts or agreements, understandings or arrangements or any other rights whatsoever ("Encumbrances"), except for any such Encumbrances arising hereunder.

          (e) No Finder's Fees. No broker, investment banker, financial advisor or other person is entitled to any broker's, finder's, financial adviser's or other similar fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of any Committee Member.

          (f) Reliance by the Purchaser and the Company. The Committee understands and acknowledges that each of Purchaser and the Company are entering into the Purchase Agreement in reliance upon the Committee's execution and delivery of this Agreement.

          Section  3.  Purchaser   Representations  and  Warranties.   Purchaser
represents and warrants to the Committee as follows:

          (a) Power; Binding Agreement. Purchaser is a limited liability company duly organized and validly existing under the laws of the State of Delaware and has the full legal capacity, power and authority to enter into and perform all of Purchaser's respective obligations under this Agreement. The execution, delivery and performance of this Agreement by Purchaser will not violate any other agreement to which Purchaser is a party. This Agreement has been duly and validly executed and delivered by Purchaser and constitutes a valid and binding agreement of Purchaser, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization and other laws relating to creditors' rights and to general principles of equity.

          (b) No Conflicts. Except as contemplated by the Purchase Agreement, and except for the filing of a Schedule 13D by each of the Committee and the Purchaser, no filing with, and no permit, authorization, consent or approval of, any Governmental Authority is necessary for the execution and delivery of this Agreement by Purchaser and the consummation by Purchaser of the transactions contemplated hereby, none of the execution and delivery of this Agreement by Purchaser, the consummation by Purchaser of the transactions contemplated hereby or compliance by Purchaser with any of the provisions hereof shall (i) conflict with or result in any breach of any organizational documents applicable to Purchaser, if any, (ii) result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any third party right of termination, cancellation, material modification or acceleration) under any of the terms, conditions or provisions of any note, loan agreement, bond, mortgage, indenture, license, contract, commitment, arrangement, understanding, agreement or other instrument or obligation of any kind, to which Purchaser is a party or by which Purchaser or any of its properties or assets may be bound, or (iii) violate any order, writ, injunction, decree, judgment, order, statute, rule or regulation applicable to Purchaser or any of Purchaser's properties or assets.

          Section 4. Disclosure. The Committee hereby agrees to permit the Company and Purchaser to publish and disclose in any document filed with the Securities and Exchange Commission, including but not limited to a Schedule 13D, and any other disclosure document which Purchaser determines to be required by law in connection with the transactions contemplated by the Purchase Agreement, the identity of each Committee Member and ownership of the Common Stock and the nature of each Committee Member's commitments, arrangements and understandings under this Agreement. Each of the parties hereby agrees that it or he shall provide each of the other parties hereto reasonable time to review and approve any document to be filed with the Securities and Exchange Commission concerning the transactions contemplated by this Agreement prior to the filing of such documents. Neither Purchaser nor the Committee (nor any of their respective Affiliates) shall issue any press release or make any other public announcement with respect to this Agreement or the transactions contemplated hereby without the prior agreement of the other party, except as may be required by Law, in which case the party proposing to issue such press release or make such public announcement shall use its reasonable efforts to consult in good faith with the other party before making any such public announcements.

          Section 5.  Transfer and Other Restrictions.

          (a) No Solicitation. The Committee Members will not, and will cause their respective Affiliates and each of his and their respective Affiliates, officers, directors, employees, representatives, consultants, partners, investment bankers, attorneys, accountants and other agents and representatives of such Committee Member and other agents (collectively, a Person's "Representatives") not to (i) solicit, initiate or encourage (including by way of furnishing information), or take, directly or indirectly, any other action designed to facilitate, any Acquisition Proposal or (ii) participate in any discussions or negotiations regarding any Acquisition Proposal. The Committee will notify Purchaser as promptly as practicable (and in any event within 24 hours) of any such offers, proposals, inquiries or requests for information relating to (x) any Acquisition Proposal or (y) the purchase or acquisition by any Person of Securities including, without limitation, in each case, the terms and conditions thereof and the identity of the Person making it; provided, however, any transfer of Existing Shares or Securities between or among Committee Members shall not constitute or be deemed a breach of this Section 5(a). Each Committee Member will and will cause its respective Representatives to immediately cease and cause to be terminated any and all existing activities, discussions or negotiations, if any, with any parties conducted heretofore with respect to any Acquisition Proposal. For purposes of this Agreement, Purchaser is not deemed to be an Affiliate of any Committee Member. Without limiting the foregoing, Purchaser and the Committee agree that any violation of the restrictions set forth in this Section 5(a) by any Representative of a Committee Member or any of his Affiliates, whether or not such Person is purporting to act on behalf of such Committee Member or any of his Affiliates, shall constitute a breach by the Committee of this Section 5(a) if, following that violation and while this Agreement is in effect, any Committee Member enters into discussions with the Person from whom the Representative encouraged, solicited, initiated or facilitated an Acquisition Proposal in violation of this Section 5(a).

          (b) Certain Prohibited Transfers. Prior to the termination of this Agreement, each Committee Member agrees not to, directly or indirectly:

               (i) offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of (including by gift), or enter into any contract, option or other arrangement or understanding with respect to or consent to the offer for sale, sale, transfer, tender, pledge, encumbrance, assignment or other disposition of any or all of the Securities or any interest therein; provided, however, that nothing herein will limit the ability of any Committee Member to offer for sale, sell, or transfer any or all of its Securities or any interest therein to another Committee Member or its Affiliates, or to any Affiliates of such Committee Member;

               (ii) grant any proxy, power of attorney, deposit any of the Securities into a voting trust or enter into a voting agreement or arrangement with respect to the Securities except as provided in this Agreement; or

               (iii) take any other action that would make any representation or warranty of Stockholder contained herein untrue or incorrect in any material respect or have the effect of preventing or disabling Stockholder from performing its obligations under this Agreement.

The term "sale" in this Agreement shall include a "constructive sale" which shall encompass a short sale with respect to such security, entering into or acquiring a derivative contract with respect to such security, entering into or acquiring a futures or forward contract to deliver such security or entering into any transaction that has substantially the same effect as any of the foregoing.

For purposes of clarity, in the event the Purchase Agreement is terminated, nothing herein shall prevent or prohibit the Committee Members from receiving consideration for their shares of the Company Common Stock in connection with any other merger, consolidation, business combination, recapitalization or other similar transaction involving Purchaser and the Company.

          Section 6.  Voting of the Company Common Stock.

          (a) Each Committee Member hereby agrees that, during the period commencing on the date hereof and continuing until the first to occur of (i) the Closing or (ii) termination of this Agreement in accordance with its terms, at any meeting (whether annual or special and whether or not an adjourned or postponed meeting) of the holders of the Company Common Stock, however called, or in connection with any written consent of the holders of the Company Common Stock, however solicited, each Committee Member will appear (or shall cause its Affiliates to appear) at the meeting or otherwise cause the Securities to be counted as present thereat for purposes of establishing a quorum and vote or consent (or cause to be voted or consented) all of the Securities having voting power thereon:

                    (A) in favor of adopting the Purchase and the Purchase Agreement; and

                    (B) except as otherwise agreed to in writing in advance by Purchaser in its sole discretion, against the following (other than the transactions contemplated by the Purchase Agreement): (i) any Acquisition Proposal, (ii) any change in a majority of the persons who constitute the Company Board, (iii) any action or agreement that would result in a breach in any respect of any covenant, representation or warranty or any obligation or agreement of the Company or Stockholder under the Purchase Agreement or this Agreement, respectively, or (iv) any action which is intended, or which could reasonably be expected, to impede, interfere with, materially delay, materially postpone or materially adversely affect the Closing and the transactions contemplated by the Purchase Agreement.

          (b) Notwithstanding the foregoing obligations in this Section 6, each of the Committee Members hereby agrees and covenants to vote in favor of adopting the Purchase and the Purchase Agreement and actions required in furtherance thereof as soon as is reasonably practicable upon receipt by such Committee Member of the proxy statement from the Company.

No Committee Member shall enter into any agreement or understanding with any Person the effect of which would be inconsistent with or violative of any provision contained in this Section 6.

With respect to the A-4 Shares, Mr. Miller agrees to take commercially reasonable efforts, consistent with his duties and responsibilities as an investment advisor and otherwise consistent with applicable law, to recommend to the trustee that the trustee vote the A-4 Shares in accordance with this Agreement.

          Section 7. Dismissal of Litigation. Upon and subject to the consummation of the transactions contemplated by the Purchase Agreement, the Committee Members hereby agree and covenant that any Committee Member who is a party to any litigation against the Company shall enter into and file stipulations dismissing, or shall seek voluntary dismissal with prejudice of, all such litigation and releasing all claims against the Company (and their Affiliates and representatives) and Purchaser hereby agrees to simultaneously cause the Company to release all claims, and enter into and file stipulations dismissing, or shall seek voluntary dismissal with prejudice of, any litigation the Company has against any Committee Member (and their Affiliates and representatives) in their capacity as shareholders of the Company.

          Section 8. Termination. This Agreement shall terminate on the earliest to occur of: (a) the six month anniversary of the date hereof, (b) the Closing, and (c) the date on which either (i) Purchaser notifies the Committee in writing that it has withdrawn from pursuing any merger, consolidation, business combination, or other similar transaction involving the Company or (ii) two Business Days following the date of receipt by Purchaser of written notice from the Committee claiming that Purchaser has withdrawn from pursuing any merger, consolidation, business combination, or other similar transaction involving the Company, provided that this Agreement shall not terminate if prior to the expiration of the two Business Day period Purchaser provides written notice to the Committee disputing the Committee's claim that it has so withdrawn and evidence that Purchaser has not so withdrawn. Notwithstanding the foregoing,
Section 9 shall continue indefinitely and survive any termination pursuant to this Section 8.

          Section 9. Miscellaneous.

          (a) Entire Agreement. This Agreement (including the documents and instruments referred to herein) constitutes the entire agreement and supersedes all other prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof.

          (b) Successors and Assigns. This Agreement shall not be assigned by operation of law or otherwise without the prior written consent of the other parties hereto. This Agreement shall be binding upon, inure to the benefit of and be enforceable by each party and such party's respective heirs, beneficiaries, executors, representatives and permitted assigns.

          (c) Amendment  and  Modification.  This  Agreement may not be amended, altered, supplemented or otherwise modified or terminated (other than termination in accordance with Section 7 hereof) except upon the execution and delivery of a written agreement executed by the parties hereto.

          (d) Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing in the English language and will be deemed given (i) on the Business Day (or if not on a Business Day, on the next Business Day) when it is delivered in person or sent by facsimile or email (with proof of receipt at the facsimile number or email address to which it is required to be sent), (ii) on the Business Day after the day on which it is delivered to a major nationwide overnight delivery service for overnight delivery, or (iii) on the third Business Day after the day on which it is mailed by first class mail from within the United States of America, to the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 9(d)):

                  If to Purchaser, to:

                           c/o Cerberus California, LLC
                           11812 San Vicente Blvd., Suite 300
                           Los Angeles, CA  90049
                           Attention: Alex Wolf
                           Facsimile: (310) 826-9203

                  with copies to:

                           Cerberus Capital Management, L.P.
                           299 Park Avenue
                           New York, New York  10171
                           Attention: Lisa Gray
                           Facsimile No: (212) 891-1540

                           and

                           Schulte Roth & Zabel LLP
                           919 Third Avenue
                           New York, NY  10022
                           Attention: Richard A. Presutti
                           Facsimile: (212) 593-5955

                  If to the Committee, to:

                           Riley Investment Management LLC
                           11100 Santa Monica Blvd.
                           Los Angeles, CA 90025
                           Suite 800
                           Attention: Bryant R. Riley
                           Facsimile: (310) 966-1448

                           and

                           Dialectic Capital Management, LLC
                           875 Third Avenue
                           15th Floor
                           New York, NY
                           Attention: John Fichthorn
                           Facsimile: (212) 980-2635
                           and

                           Lloyd I. Miller, III
                           4550 Gordon Drive
                           Naples, FL 34102
                           Facsimile: (239) 262-8025

                  with a copy to:

                           Olshan Grundman Frome Rosenzweig & Wolosky LLP 65 East 55th Street
                           New York, NY  10022
                           Attention: Steve Wolosky
                           Facsimile: (212) 451-2222

          (e) Severability. The provisions of this Agreement shall be severable in the event that any of the provisions hereof (including any provision within a single section, paragraph or sentence) are held by a court of competent jurisdiction to be invalid, void or otherwise unenforceable, and the remaining provisions shall remain enforceable to the fullest extent permitted by law. Furthermore, to the fullest extent possible, the provisions of this Agreement (including, without limitations, each portion of this Agreement containing any provision held to be invalid, void or otherwise unenforceable, that is not itself invalid, void or unenforceable) shall be construed so as to give effect to the intent manifested by the provision held invalid, illegal or unenforceable. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

          (f) Specific Performance. The parties acknowledge that money damages would not be an adequate remedy at Law if any party fails to perform in any material respect any of its obligations hereunder and accordingly agree that each party, in addition to any other remedy to which it may be entitled at Law or in equity, shall be entitled to seek to compel specific performance of the obligations of any other party under this Agreement, without the posting of any bond, in accordance with the terms and conditions of this Agreement and if any action should be brought in equity to enforce any of the provisions of this Agreement, none of the parties hereto shall raise the defense that there is an adequate remedy at Law. No remedy shall be exclusive of any other remedy. All available remedies shall be cumulative.

          (g) No Waiver. The failure of any party hereto to exercise any right, power or remedy provided under this Agreement or otherwise available in respect hereof at law or in equity, or to insist upon compliance by any other party hereto with its obligations hereunder, and any custom or practice of the parties at variance with the terms hereof, will not constitute a waiver by such party of its right to exercise any such or other right, power or remedy or to demand such compliance.

          (h) No Third Party Beneficiaries. Except as indicated in Section 2(f), this Agreement is not intended to confer upon any Person other than the parties hereto any rights or remedies hereunder.

          (i) Governing Law. This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware applicable to contracts executed in and to be performed in that State. All actions arising out of or relating to this Agreement shall be heard and determined exclusively in the Delaware Court of Chancery. The parties hereto hereby (i) submit to the exclusive jurisdiction of the Delaware Court of Chancery for the purpose of any action arising out of or relating to this Agreement brought by any party hereto, and (ii) irrevocably waive, and agree not to assert by way of motion, defense, or otherwise, in any such action, any claim that it is not subject personally to the jurisdiction of the above-named court, that its property is exempt or immune from attachment or execution, that the action is brought in an inconvenient forum, that the venue of the action is improper, or that this Agreement or the transactions contemplated hereby may not be enforced in or by the above-named court.

          (j) Waiver of Jury Trial. Each of the parties hereto hereby waives to the fullest extent permitted by applicable Law any right it may have to a trial by jury with respect to any litigation directly or indirectly arising out of, under or in connection with this Agreement or the transactions contemplated hereby. Each of the parties hereto (a) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce that foregoing waiver and (b) acknowledges that it and the other parties hereto have been induced to enter into this Agreement and the transactions contemplated hereby, as applicable, by, among other things, the mutual waivers and certifications in this Section 9(j).

          (k) Headings. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

          (l) Expenses. All costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be the responsibility of the party incurring such expenses; provided, however, nothing herein shall prevent the parties from seeking reimbursement from the Company for the costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby.

          (m) Reasonable Best Efforts. Subject to the terms and conditions of this Agreement, each of the parties hereto agrees to use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement and the Purchase Agreement. Each party shall promptly consult with the other and provide any necessary information and material with respect to all filings made by such party with any Governmental Authority in connection with this Agreement and the Purchase Agreement and the transactions contemplated hereby and thereby.

          (n) Further Assurances. From time to time, at any other party's request and without further consideration, each party hereto shall execute and deliver such additional documents and take all such further lawful action as may be necessary or desirable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement.

          (o) Counterparts; Execution. This Agreement may be executed and delivered (including by facsimile transmission) in two or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. Signatures of the parties transmitted by facsimile, PDF or other electronic file shall be deemed to be their original signatures for all purposes and the exchange of copies of this Agreement and of signature pages by facsimile transmission, PDF or other electronic file shall constitute effective execution and delivery of this Agreement as to the parties and may be used in lieu of the original Agreement for all purposes. At the request of any party hereto, all parties hereto agree to execute an original of this Agreement as well as any facsimile, telecopy, PDF or other reproduction hereof.


                [No further text appears; signature pages follow]

Agreed and Accepted as of

February 19, 2010 by:


                                             SUN ACQUISITION HOLDINGS LLC

                                             By: Lisa A. Gray
                                                --------------------------------
                                                 Name: Lisa A. Gray
                                                 Title: Authorized Signatory

Agreed and Accepted as of

February 19, 2010 by:



                                             RILEY INVESTMENT MANAGEMENT LLC

                                             By:  /s/ Bryant R. Riley
                                                --------------------------------
                                                Name:  Bryant R. Riley
                                                Title: Managing Member



                                             /s/ Bryant R. Riley
                                             -----------------------------------
                                             BRYANT R. RILEY



                                             DIALECTIC CAPITAL PARTNERS LP

                                             By:  Dialectic Capital, LLC, its
                                                  general partner

                                             By: /s/ John Fichthorn
                                                --------------------------------
                                                    Name:  John Fichthorn
                                                    Title: Managing Member



                                             DIALECTIC OFFSHORE, LTD.

                                             By: /s/ John Fichthorn
                                                --------------------------------
                                                Name:  John Fichthorn
                                                Title: Director

Agreed and Accepted as of

February 19, 2010 by:



                                             DIALECTIC ANTITHESIS PARTNERS, LP

                                             By:  Dialectic Capital, LLC, its
                                                  general partner

                                             By: /s/ John Fichthorn
                                                --------------------------------
                                                Name:  John Fichthorn
                                                Title: Managing Member


                                             DIALECTIC ANTITHESIS OFFSHORE, LTD.

                                             By: /s/ John Fichthorn
                                                --------------------------------
                                                Name:  John Fichthorn
                                                Title: Director


                                             DIALECTIC CAPITAL MANAGEMENT, LLC

                                             By: /s/ John Fichthorn
                                                --------------------------------
                                                Name:  John Fichthorn
                                                Title: Managing Member



                                                /s/ John Fichthorn
                                                --------------------------------
                                                JOHN FICHTHORN



                                                /s/ Luke Fichthorn
                                                --------------------------------
                                                LUKE FICHTHORN



                                                /s/ Lloyd I. Miller, III
                                                --------------------------------
                                                LLOYD I. MILLER, III

                                   SCHEDULE I
                                   ----------


            Committee Member                     # of Shares Beneficially Owned
            ----------------                     ------------------------------
    Riley Investment Management, LLC                       2,715,489
    Bryant R. Riley                                        2,715,489
    Dialectic Capital Partners LP                            795,442
    Dialectic Offshore, Ltd.                                 544,739
    Dialectic Antithesis Partners, LP                      2,172,935
    Dialectic Antithesis Offshore, Ltd.                    3,023,790
    Dialectic Capital Management, LLC                      6,536,906
    John Fichthorn                                         6,536,906
    Luke Fichthorn                                         6,536,906
    Lloyd I. Miller, III                                   6,657,093


Other than as provided herein, no Committee Member holds any options or other rights to purchase shares of Company Common Stock.